Exhibit 12. Statement re: Computation of Ratios

BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended				Nine Months Ended
	September 30,				September 30,

	2003		2002		2003		2002

			(dollars in thousands)
Income before income taxes and cumulative effect of accounting change	$183,880		$161,709		$523,853		$428,309

Fixed charges(1):
Interest expense	92,908		123,814		293,184		354,414
Rental expense	3,973		5,775		14,424		16,245

	96,881		129,589		307,608		370,659
Less interest on deposits	39,835		76,477		140,706		218,884

Net fixed charges	57,046		53,112		166,902		151,775

Earnings, excluding interest on deposits	$240,926		$214,821		$690,755		$580,084

Earnings, including interest on deposits	$280,761		$291,298		$831,461		$798,968

Ratio of earnings to fixed charges:
Excluding interest on deposits	4.22	x	4.04	x	4.14	x	3.82	x
Including interest on deposits	2.90	x	2.25	x	2.70	x	2.16	x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.